Filed by Broadcom Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Qualcomm Incorporated

(Commission File No. 000-19528)

FOR IMMEDIATE RELEASE

Broadcom Remains Fully Committed to Acquisition of

Qualcomm

SAN JOSE, Calif. – Nov. 13, 2017 – Broadcom Limited (NASDAQ: AVGO) (“Broadcom”), a leading semiconductor device supplier to the wired, wireless, enterprise storage, and industrial end markets, today announced that it remains fully committed to pursuing its acquisition of Qualcomm Incorporated (NASDAQ: QCOM) (“Qualcomm”). Broadcom’s offer of $70.00 per share, which consists of $60.00 in cash and $10.00 per share in Broadcom shares, represents a 28% premium over the closing price of Qualcomm’s common stock on November 2, 2017, the last unaffected trading day prior to media speculation regarding a potential transaction, and a premium of 33% to Qualcomm’s unaffected 30-day volume-weighted average price. The Broadcom proposal stands whether Qualcomm’s pending acquisition of NXP Semiconductors N.V. (“NXP”) is consummated on the currently disclosed terms of $110 per NXP share or is terminated.

Hock Tan, President and Chief Executive Officer of Broadcom, stated, “This transaction will create a strong, global company with an impressive portfolio of industry-leading technologies and products, and we have received positive feedback from key customers about this combination. We continue to believe our proposal represents the most attractive, value-enhancing alternative available to Qualcomm stockholders and we are encouraged by their reaction. Many have expressed to us their desire that Qualcomm meet with us to discuss our proposal. It remains our strong preference to engage cooperatively with Qualcomm’s Board of Directors and management team.”

Moelis & Company LLC, Citi, Deutsche Bank, J.P. Morgan, BofA Merrill Lynch and Morgan Stanley are acting as financial advisors to Broadcom. Wachtell, Lipton, Rosen & Katz and Latham & Watkins LLP are acting as legal counsel.

About Broadcom Limited

Broadcom Limited (NASDAQ:AVGO) is a leading designer, developer and global supplier of a broad range of digital and analog semiconductor connectivity solutions. Broadcom Limited’s extensive product portfolio serves four primary end markets: wired infrastructure, wireless communications, enterprise storage and industrial & other. Applications for our products in these end markets include: data center networking, home connectivity, set-top box, broadband access, telecommunications equipment, smartphones and base stations, data center servers and storage, factory automation, power generation and alternative energy systems, and electronic displays.

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Broadcom and Qualcomm. These statements include, but are not limited to, statements that address Broadcom’s expected future business and financial performance and statements about (i) the proposed transaction involving Broadcom and Qualcomm and the expected benefits of the proposed transaction, (ii) the expected benefits of other acquisitions, (iii) Broadcom’s plans, objectives and intentions with respect to future operations and products, (iv) Broadcom’s competitive position and opportunities, (v) the impact of acquisitions on the market for Broadcom’s products, and (vi) other statements identified by words such as “will”, “expect”, “believe”, “anticipate”, “estimate”, “should”, “intend”, “plan”, “potential”, “predict”, “project”, “aim”, and similar words, phrases or expressions. These forward-looking statements are based on current expectations and beliefs of the management of Broadcom, as well as assumptions made by, and information currently available to, such management, current market trends and market conditions and involve risks and uncertainties, many of which are outside Broadcom’s and management’s control, and which may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, you should not place undue reliance on such statements.

Such risks, uncertainties and assumptions include: the ultimate outcome of any possible transaction between Broadcom and Qualcomm, including the possibility that Qualcomm will reject the proposed transaction with Broadcom; uncertainties as to whether Qualcomm will cooperate with Broadcom regarding the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Broadcom and Qualcomm to retain customers, to retain and hire key personnel and to maintain favorable relationships with suppliers or customers; the timing of the proposed transaction; the ability to obtain regulatory approvals and satisfy other closing conditions to the completion of the proposed transaction (including shareholder approvals); and other risks related to the completion of the proposed transaction and actions related thereto. Other risks, uncertainties and assumptions that could materially affect future results include: any risks associated with loss of Broadcom’s significant customers and fluctuations in the timing and volume of significant customer demand; Broadcom’s dependence on contract manufacturers and outsourced supply chain; any acquisitions Broadcom may make, as well as delays, challenges and expenses associated with receiving governmental and regulatory approvals and satisfying other closing conditions, and with integrating acquired companies with Broadcom’s existing businesses and Broadcom’s ability to achieve the benefits, growth prospects and synergies expected from such acquisitions, including Broadcom’s pending acquisition of Brocade Communications Systems, Inc. and Broadcom’s proposed acquisition of Qualcomm; the ability of Broadcom to integrate Qualcomm’s business and make changes to its business model, and to resolve legal proceedings, governmental investigations and customer disputes relating to Qualcomm’s licensing practices; Broadcom’s ability to accurately estimate customers’ demand and adjust Broadcom’s manufacturing and supply chain accordingly; Broadcom’s significant indebtedness, including the substantial indebtedness Broadcom expects to incur in connection with Broadcom’s proposed acquisition of Qualcomm, and the need to generate sufficient cash flows to service and repay such debt; dependence on and risks associated with distributors of Broadcom’s products; Broadcom’s ability to improve its manufacturing efficiency and quality; increased dependence on a small number of markets; quarterly and annual fluctuations in operating results; cyclicality in the semiconductor industry or in Broadcom’s target markets; global economic conditions and concerns; Broadcom’s competitive performance and ability to continue achieving design wins with its customers, as well as the timing of those design wins; rates of growth in Broadcom’s target markets; prolonged disruptions of Broadcom’s or its contract manufacturers’ manufacturing facilities or other significant operations; Broadcom’s dependence on outsourced service providers for certain key business services and their ability to execute to its requirements; Broadcom’s ability to maintain or improve gross margin; Broadcom’s ability to maintain tax concessions in certain jurisdictions; Broadcom’s ability to protect its intellectual property and the unpredictability of any associated litigation expenses; any expenses or reputational damage associated with resolving customer product and warranty and indemnification claims; Broadcom’s ability to sell to new types of customers and to keep pace with technological advances; market acceptance of the end products into which Broadcom’s products are designed; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

Broadcom’s filings with the Securities and Exchange Commission (“SEC”), which you may obtain for free at the SEC’s website at http://www.sec.gov, discuss some of the important risk factors that may affect Broadcom’s business, results of operations and financial condition. Broadcom undertakes no intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Broadcom has made for an acquisition of Qualcomm. In furtherance of this proposal and subject to future developments, Broadcom (and, if a negotiated transaction is agreed, Qualcomm) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Broadcom and/or Qualcomm may file with the SEC in connection with the proposed transaction.

Investors and security holders of Broadcom and Qualcomm are urged to read the proxy statement(s), registration statement, tender offer statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Broadcom and/or Qualcomm, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Broadcom through the web site maintained by the SEC at http://www.sec.gov.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Broadcom and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. You can find information about Broadcom’s executive officers and directors in Broadcom’s definitive proxy statement filed with the SEC on February 17, 2017. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov.

Investors:

Ashish Saran

Broadcom Limited

Investor Relations

408-433-8000

investor.relations@broadcom.com

Or

Tom Germinario / Rick Grubaugh

D.F. King & Co., Inc.

212-269-5550

Media:

Joele Frank / Steve Frankel / Andi Rose

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449